Exhibit 10.9
EXCLUSIVE LICENSE AGREEMENT
     This Agreement, effective as of April 15, 2003 (the “Effective Date”), is between the University of Massachusetts Medical School (“Medical School”), a public institution of higher education of the Commonwealth of Massachusetts having an address of 55 Lake Avenue North, Worcester, MA 01655, and CytRx Corporation (“Company”), a Delaware corporation having an address of 11726 San Vicente Blvd., Suite 650, Los Angeles, CA 90049.
R E C I T A L S
     WHEREAS, Medical School is owner by assignment of the invention claimed in the United States Patent Application listed in Exhibit A pertaining to the Medical School’s invention disclosure number UMMC 02-01 entitled In Vivo Production of Small Interfering RNAs.
     WHEREAS Company desires to obtain an exclusive license in the field of therapeutics, prophylactics, and diagnostics limited to the narrowed fields of other Medical School license agreements; specifically, using RNAi to inhibit HCMV Immediate Early (IE) gene expression in Retinitis applications, using RNAi to inhibit mutant SOD1 gene expression in Amytrophic Lateral Sclerosis (ALS) applications, and using RNAi to inhibit gene targets implicated in Type II Diabetes and Obesity under the rights of Medical School in any patent rights claiming those inventions; and
     WHEREAS, Medical School is willing to grant Company an exclusive license on the terms set forth in this Agreement.
     NOW, THEREFORE, Medical School and Company hereby agree as follows:
1. Definitions.
     1.1. “Affiliate” means any legal entity (such as a corporation, partnership, or limited liability company) that is controlled by Company. For the purposes of this definition, the term “control” means (a) beneficial ownership of at least fifty percent (50%) of the voting securities of a corporation or other business organization with voting securities or (b) a fifty percent (50%) or greater interest in the net assets or profits of a partnership or other business organization without voting securities.
     1.2. “Biological Materials” means certain tangible biological materials that are necessary for the effective exercise of the Patent Rights, which materials are described on Exhibit A, as well as tangible materials that are routinely produced through use of the original materials, including, for example, any progeny derived from a cell line, monoclonal antibodies produced by hybridoma cells, DNA or RNA replicated from isolated DNA or RNA, recombinant proteins produced through use of isolated DNA or RNA, and substances routinely purified from a source material included in the original materials (such as recombinant proteins isolated from a cell extract or supernatant by non-proprietary affinity purification methods). These Biological

Materials shall be listed on Exhibit A, which will be periodically amended to include any additional Biological Materials that Medical School may furnish to Company.
     1.3. “Combination Product” means a product that contains a Licensed Product component and at least one other essential functional component.
     1.4. “Confidential Information” means any confidential or proprietary information furnished by one party (the “Disclosing Party”) to the other party (the “Receiving Party”) in connection with this Agreement, provided that such information is specifically designated as confidential. Such Confidential Information shall include, without limitation, any diligence reports furnished to Medical School under Section 3.1. and royalty reports furnished to Medical School under Section 5.2.
     1.5. “Field” means therapeutics, prophylactics, and diagnostics arising from the limited use of RNAi to inhibit HCMV Immediate Early (IE) gene expression in Retinitis applications, using RNAi to inhibit mutant SOD1 gene expression in Amyotrophic Lateral Sclerosis (ALS) applications, and using RNAi to inhibit gene targets implicated in Type II Diabetes and Obesity.
     1.6. “Licensed Product” means any product that cannot be developed, manufactured, used, or sold without (a) infringing one or more claims under the Patent Rights, (b) using or incorporating some portion of one or more Biological Materials, or (c) using some portion of the Related Technology.
     1.7. “Net Sales” means the gross amount billed or invoiced on sales by Company and its Affiliates and Sublicensees of Licensed Products, less the following: (a) customary trade, quantity, or cash discounts and commissions to non-affiliated brokers or agents to the extent actually allowed and taken; (b) amounts repaid or credited by reason of rejection or return; (c) to the extent separately stated on purchase orders, invoices, or other documents of sale, any taxes or other governmental charges levied on the production, sale, transportation, delivery, or use of a Licensed Product which is paid by or on behalf of Company; (d) outbound transportation costs prepaid or allowed and costs of insurance in transit; (e) allowance for bad debt that is customary and reasonable for the industry and in accordance with genrally accepted accounting principles. Notwithstanding anything to the contrary in this Section 1.7, Net Sales does not include sales of Licensed Products at or below the fully burdened cost of manufacturing solely for research or clinical testing or for indigent or similar public support or compassionate use programs.
     In any transfers of Licensed Products between Company and an Affiliate or Sublicensee, Net Sales shall be calculated based on the final sale of the Licensed Product to an independent third party. In the event that Company or an Affiliate or Sublicensee receives non-monetary consideration for any Licensed Products, Net Sales shall be calculated based on the fair market value of such consideration.

     In the case of Combination Products, Net Sales means the gross amount billed or invoiced on sales of the Combination Product less the deductions set forth above, multiplied by a proration factor that is determined as follows:
     (i) If all components of the Combination Product were sold separately during the same or immediately preceding Royalty Period, the proration factor shall be determined by the formula [A / (A+B)], where A is the aggregate gross sales price of all Licensed Product components during such period when sold separately from the other essential functional components, and B is the aggregate gross sales price of the other essential functional components during such period when sold separately from the Licensed Product Components; or
     (ii) If all components of the Combination Product were not sold separately during the same or immediately preceding Royalty Period, the proration factor shall be determined by the formula [C / (C+D)], where C is the aggregate fully absorbed cost of the Licensed Product components during the prior Royalty Period and D is the aggregate fully absorbed cost of the other essential functional components during the prior Royalty Period, with such costs being determined in accordance with generally accepted accounting principles.
     1.8. “Patent Rights” means the U.S. patent applications listed on Exhibit A, and any divisional, continuation, or continuation-in-part of such patent applications to the extent the claims are directed to subject matter specifically described therein, as well as any patent issued thereon and any reissue or reexamination of such patent, and any foreign counterparts to such patents and patent applications. Exhibit A shall be periodically amended to include any additional Patent Rights that may arise. “Medical School Patent Rights” means Patent Rights assigned solely to Medical School (and other academic institutions, if any). “Joint Patent Rights” means Patent Rights assigned to both Medical School and Company.
     1.9. “Related Technology” means any know-how, technical information, research and development information, test results, and data necessary for the effective exercise of the Patent Rights which has been developed by Philip Zamore, Craig Mello, Gyorgy Hutvagner, Juanita McLachlan, and Alla Grishok as of the Effective Date and which is owned by Medical School.
     1.10. “Royalty Period” means the partial calendar quarter commencing on the date on which the first Licensed Product is sold or used and every complete or partial calendar quarter thereafter during which either (a) this Agreement remains in effect or (b) Company has the right to complete and sell work-in-progress and inventory of Licensed Products pursuant to Section 8.5.
     1.11. “Sublicense Income” means any payments that Company receives from a Sublicensee in consideration of the sublicense of the rights granted Company under Section 2.1., including without limitation license fees, royalties, milestone payments, and license maintenance fees, but excluding the following payments: (a) payments made in consideration for the issuance of equity or debt securities of Company at fair market value, and (b) payments specifically committed to the development of Licensed Products.
     1.12. “Sublicensee” means any permitted sublicensee of the rights granted Company under this Agreement, as further described in Section 2.2.
2. Grant of Rights.
     2.1. License Grants.
          (a) Patent Rights and Biological Materials. Subject to the terms of this Agreement, Medical School hereby grants to Company and its Affiliates an exclusive, worldwide, royalty-bearing license (with the right to sublicense) under its commercial rights in the Patent Rights and Biological Materials to develop, make, have made, use, and sell Licensed Products in the Field.
          (b) Related Technology. Subject to the terms of this Agreement, Medical School hereby grants to Company and its Affiliates a non-exclusive, royalty-bearing license (with the right to sublicense) under its commercial rights in the Related Technology to develop, make, have made, use, and sell Licensed Products in the Field.
          (c) Subject to applicable law or the rights of research sponsors, the Medical School shall use its best efforts to make any improvements to the Patent Rights available to Company.
     2.2. Sublicenses. Company shall have the right to grant sublicenses of its rights under Section 2.1. with the consent of Medical School, which consent shall not be unreasonably withheld or delayed. All sublicense agreements executed by Company pursuant to this Article 2 shall expressly bind the Sublicensee to the terms of this Agreement. Company shall promptly furnish Medical School with a fully executed copy of any such sublicense agreement.
     2.3. Retained Rights.
          (a) Medical School. Medical School retains the right to make and use Licensed Products for academic research, teaching, and non-commercial patient care, without payment of compensation to Company. Medical School may license its retained rights under this Section to research collaborators of Medical School faculty members, post-doctoral fellows, and students.
          (b) Federal Government. To the extent that any invention claimed in the Patent Rights has been partially funded by the federal government, this Agreement and the grant of any rights in such Patent Rights are subject to and governed by federal law as set forth in 35 U.S.C. §§ 201-211, and the regulations promulgated thereunder, as amended, or any successor statutes or regulations. Company acknowledges that these statutes and regulations reserve to the federal government a royalty-free, non-exclusive, non-transferrable license to practice any government-funded invention claimed in any Patent Rights. If any term of this Agreement fails to conform with such laws and regulations, the relevant term shall be deemed an invalid provision and modified in accordance with Section 10.11. Upon execution of this Agreement, the Medical School shall disclose in writing to Company any funding that would be subject to this Section 2.3(b).
          (c) Other Organizations. To the extent that any invention claimed in the Patent Rights has been partially funded by a non-profit organization or state or local agency, this Agreement and the grant of any rights in such Patent Rights are subject to and governed by the terms and conditions of the applicable research grant. If any term of this Agreement fails to conform with such terms and conditions, the relevant term shall be deemed an invalid provision and modified by the parties pursuant to Section 10.11. Upon execution of this Agreement, the Medical School shall disclose in writing to Company any funding that would be subject to this Section 2.3(c).
3. Company Obligations Relating to Commercialization.
     3.1. Diligence Requirements. Company shall use diligent efforts, or shall cause its Affiliates and Sublicensees to use diligent efforts, to develop Licensed Products and to introduce Licensed Products into the commercial market; thereafter, Company or its Affiliates or Sublicensees shall make Licensed Products reasonably available to the public. Specifically, Company or Affiliate or Sublicensee shall fulfill the following obligations:
     (a) Within ninety (90) days after the Effective Date, Company shall furnish Medical School with a written research and development plan under which Company intends to develop Licensed Products.
     (b) Within sixty (60) days after each anniversary of the Effective Date, Company shall furnish Medical School with a written report on the progress of its efforts during the prior year to develop and commercialize Licensed Products, including without limitation research and development efforts, efforts to obtain regulatory approval, marketing efforts, and sales figures. The report shall also contain a discussion of intended efforts and sales projections for the current year.
     (c) Company shall endeavor to obtain all necessary governmental approvals for the manufacture, use and sale of Combination Product and Licensed Product. Specifically, Company shall:
          (i) Within eight (8) years after the Effective Date, file an Investigational New Drug Application (“IND”) or its equivalent covering at least one Combination Product or Licensed Product with the U.S. Food and Drug Administration (“FDA”);

          (ii) Within thirteen (13) years after the Effective Date, file a New Drug Application (“NDA”) with the FDA covering at least one Combination Product or Licensed Product;
          (iii) Within eighteen (18) months after receiving FDA approval of the NDA for a Combination Product or Licensed Product, market at least one Combination Product or Licensed Product in the U.S.; and
          (iv) reasonably fill the market demand for any Combination Product or Licensed Product following commencement of marketing of such product at any time during the exclusive period of this Agreement.
     (d) Within eighteen (18) months after the Effective Date, Company shall successfully undertake a public or private offering of raising ten million dollars ($10,000,000).
     (e) In addition to the obligations set forth above, Company and/or its sublicensees shall spend (either directly or through sponsored research by Company or its Sublicensee at the Medical School) an aggregate of not less than {***} per calendar year for the development of Combination Product and/or Licensed Product commencing with the year 2004.
Company shall have the responsibility to finance its obligations in this Section 3.1, and the Medical School shall provide reasonable cooperation to Company in this regard. In the event that Medical School determines that Company (or an Affiliate or Sublicensee) has not fulfilled its obligations under this Section 3.1., Medical School shall furnish Company with written notice of such determination. Within sixty (60) days after receipt of such notice, Company shall either (i) fulfill the relevant obligation or (ii) negotiate with Medical School a mutually acceptable schedule of revised diligence obligations, failing which Medical School shall have the right, immediately upon written notice to Company, to terminate this Agreement or to grant additional licenses to third parties to the Patent Rights and Biological Materials in the Field. The Medical School may not unreasonably withhold acceptance of Company’s revised diligence obligations.
     3.2. Indemnification.
          (a) Indemnity. Company shall indemnify, defend, and hold harmless Medical School and its trustees, officers, faculty, students, employees, and agents and their respective successors, heirs and assigns (the “Indemnitees”), against any liability, damage, loss, or expense (including reasonable attorneys fees and expenses of litigation) incurred by or imposed upon any of the Indemnitees in connection with any claims, suits, actions, demands or judgments arising out of any theory of liability (including without limitation actions in the form of tort, warranty, or strict liability and regardless of whether such action has any factual basis) concerning any product, process, or service that is made, used, or sold pursuant to any right or license granted under this Agreement; provided, however, that such indemnification shall not apply to any liability, damage, loss, or expense to the extent directly attributable to (i) the negligent activities or intentional misconduct of the Indemnitees or (ii) the settlement of a claim, suit, action, or demand by Indemnitees without the prior written approval of Company.
          (b) Procedures. The Indemnitees agree to provide Company with prompt written notice of any claim, suit, action, demand, or judgment for which indemnification is sought under this Agreement. Company agrees, at its own expense, to provide attorneys reasonably acceptable to Medical School to defend against any such claim. The Indemnitees shall cooperate fully with Company in such defense and will permit Company to conduct and control such defense and the disposition of such claim, suit, or action (including all decisions relative to litigation, appeal, and settlement); provided, however, that any Indemnitee shall have the right to retain its own counsel, at the expense of Company, if representation of such Indemnitee by the counsel retained by Company would be inappropriate because of actual or potential differences in the interests of such Indemnitee and any other party represented by such counsel. Company agrees to keep Medical School informed of the progress in the defense and disposition of such claim and to consult with Medical School with regard to any proposed settlement.
          (c) Insurance. Company shall maintain insurance or self-insurance that is reasonably adequate to fulfill any potential obligation to the Indemnitees, but in any event not less than one million dollars ($1,000,000) for injuries to any one person arising out of a single occurrence and five million dollars ($5,000,000) for injuries to all persons arising out of a single occurrence. Company shall provide Medical School, upon request, with written evidence of such insurance or self-insurance. Company shall continue to maintain such insurance or self-insurance after the expiration or termination of this Agreement during any period in which Company or any Affiliate or Sublicensee continues to make, use, or sell a product that was a Licensed Product under this Agreement for a period of two (2) years.
     3.3. Use of Medical School Name. In accordance with Section 7.3., Company and its Affiliates and Sublicensees shall not use the name “University of Massachusetts Medical School” or any variation of that name in connection with the marketing or sale of any Licensed Products.
     3.4. Marking of Licensed Products. To the extent commercially feasible and consistent with prevailing business practices, Company shall mark, and shall cause its Affiliates and Sublicensees to mark, all Licensed Products that are manufactured or sold under this Agreement with the number of each issued patent under the Patent Rights that applies to such Licensed Product.
     3.5. Compliance with Law. Company shall comply with, and shall ensure that its Affiliates and Sublicensees (to the extent commercially feasible) comply with, all local, state, federal, and international laws and regulations relating to the development, manufacture, use, and sale of Licensed Products. Company expressly agrees to comply with the following:

     (a) Company or its Affiliates or Sublicensees shall obtain all necessary approvals from the United States Food & Drug Administration and any similar governmental authorities of any foreign jurisdiction in which Company or an Affiliate or Sublicensee intends to make, use, or sell Licensed Products.
     (b) Company and its Affiliates and Sublicensees shall comply with all United States laws and regulations controlling the export of certain commodities and technical data, including without limitation all Export Administration Regulations of the United States Department of Commerce. Among other things, these laws and regulations prohibit, or require a license for, the export of certain types of commodities and technical data to specified countries. Company hereby gives written assurance that it will comply with, and will cause its Affiliates and Sublicensees to comply with, all United States export control laws and regulations, that it bears sole responsibility for any violation of such laws and regulations by itself or its Affiliates or Sublicensees, and that it will indemnify, defend, and hold Medical School harmless (in accordance with Section 3.2.) for the consequences of any such violation.
     (c) To the extent that any invention claimed in the Patent Rights has been partially funded by the United States government, and only to the extent required by applicable laws and regulations, Company agrees that any Licensed Products used or sold in the United States will be manufactured substantially in the United States or its territories. Current law provides that if domestic manufacture is not commercially feasible under the circumstances, Medical School may seek a waiver of this requirement from the relevant federal agency on behalf of Company.
4. Consideration for Grant of Rights.
     4.1. License Fee. In partial consideration of the rights granted Company under this Agreement, Company shall pay to Medical School on the Effective Date (a) a license fee of {***}, and (b) a payment in the amount of {***} to reimburse Medical School for its actual expenses incurred as of January 31, 2003 in connection with obtaining the Patent Rights. These license fee payments are nonrefundable and are not creditable against any other payments due to Medical School under this Agreement.
     4.2. Equity. In partial consideration of the license granted to Company under this Agreement, on or about April 18, 2003, Company shall issue to Medical School a total number of shares of Common Stock of Company, ($.01 par value per share) equal to {***} of the outstanding shares of Company. Company shall register the shares that are issued to the Medical School within ninety (90) days after their issuance and those shares will then be unrestricted.
     4.3. License Maintenance Fee. Beginning on the first anniversary of the Effective Date, and on each anniversary of the Effective Date thereafter during the term of the Agreement, Company shall pay to Medical School {***}. This annual license maintenance fee is nonrefundable and is not creditable against any other payments due to Medical School under this Agreement.
     4.4. Milestone Payments. Company shall pay Medical School the following milestone payments within thirty (30) days after the occurrence of each event:

Milestone	Payment
Filing of IND or equivalent for each product	${***}
Entry into Phase I Clinical trial or equivalent for each Licensed Product	${***} for first product and ${***} for each subsequent product
Entry into Phase II clinical trial or equivalent for each Licensed Product	${***} for first product and ${***} for each subsequent product
Entry into Phase III clinical trial or equivalent for each Licensed Product	${***} for first product and ${***} for each subsequent product
Filing for market approval (NDA or equivalent) in any country besides the United States	${***} for first product and ${***} for each subsequent product
Commencement of product marketing in the United States	${***}
First market approval for first three European countries in total	${***}
These milestone payments are nonrefundable and are not creditable against any other payments due to University under this Agreement.
     4.5. Royalties.
          (a) Base Royalty. In partial consideration of the rights granted Company under this Agreement, Company shall pay to Medical School a royalty of {***} of Net Sales of Licensed Products by Company and its Affiliates (but not Sublicensees).
               (i) If a particular Licensed Product is within the definition of “Licensed Product” solely because it uses or incorporates Related Technology, the royalty rate applicable to such Licensed Product shall be reduced by {***}.
               (ii) If there is a competing product in the marketplace, no royalties are due for a Licensed Product that is within the definition of “Licensed Product” because it uses or incorporates only Related Technology or Biological Materials.
               (iii) If during the Royalty Period, patents under the Patent Rights have expired or have been abandoned in a particular country, (I) no royalty is payable by Company, if there is a competing product in that country, and (II) if Company reduces its prices for Licensed Products in that country, even if there is no competing product in that country, Company and

Medical School shall negotiate in good faith a reduction in the royalty rate to reflect the reduction in Company’s gross margins caused by the price reduction.
               (iv) Company shall pay Medical School {***} of Net Sales of commercial clinical laboratory services by Company and its Affiliates.
          (b) Royalty Reduction. If Medical School grants additional licenses to third parties pursuant to Section 3.1., the royalty rates set forth in Subsection 4.5.(a) shall be adjusted, if necessary, so as not to exceed the royalty rates charged any other licensee of the Patent Rights during the term of the non-exclusive license.
     4.6. Minimum Royalty. At the beginning of each calendar year during the term of this Agreement, beginning January 1, 2016, Company shall pay to Medical School a minimum royalty of {***}. If the actual royalty payments to Medical School in any calendar year are less than the minimum royalty payment required for that year, Company shall have the right to pay Medical School the difference between the actual royalty payment and the minimum royalty payment in full satisfaction of its obligations under this Section, provided such minimum payment is made to Medical School within sixty (60) days after the conclusion of the calendar year. Waiver of any minimum royalty payment by Medical School shall not be construed as a waiver of any subsequent minimum royalty payment. If Company fails to make any minimum royalty payment within the sixty-day period, such failure shall constitute a material breach of its obligations under this Agreement, and Medical School shall have the right to terminate this Agreement in accordance with Section 8.3.
     4.7. Sublicense Income. Company shall pay Medical School {***} of all Sublicense Income. Such amounts shall be due and payable within sixty (60) days after Company receives the relevant payment from the Sublicensee.
     4.8. Third-Party Royalties. If Company is legally required to make royalty payments to Medical School under any agreement other than this Agreement (the “Other Medical School Licenses”), or to one or more third parties in the same Royalty Period for which royalties are due under Section 4.5 or 4.7 in order for Company to make, use or sell Licensed Products or have its sublicense make, use, or sell Licensed Products:
(a)	in the case of any payments to Medical School under Other Medical School Licenses with respect to Licensed Products under this Agreement, the royalty payment made by Company to Medical School under this Agreement for the applicable Royalty Payment shall be reduced by fifty percent (50%) of the aggregate amounts payable for the same Royalty Period under the Other Medical School Licenses (before making any similar reduction in those payments pursuant to a corresponding reduction clause in those agreements), with a minimum floor of {***} of Net Sales of Licensed Products or {***} of the Sublicense Income to be paid under this Agreement; and

(b)	in the case of payments to one or more third parties, an offset of fifty percent (50%) of the amount paid to third parties may be taken by Company against any royalties payable by Company to the Medical School under this Agreement with a minimum floor of {***} of Net Sales of Licensed Products or {***} of all Sublicense Income, provided that in no event shall the royalty payments under Section 4.5 and 4.7, when aggregated with any other offsets and credits allowed under this Agreement, be reduced by more than fifty percent (50%); in the case of payments to one or more third parties, Medical School shall receive {***} of the Sublicense Income net of the foregoing third party payments; and

(c)	in the case of both payments under Other Medical School Licenses and to third parties in the same Royalty Period, the reduction described in (i) above shall first be made, and then the offset described in (ii) above shall be taken, provided that only a pro rata amount of the offset pursuant to (ii) above shall be taken against the royalties payable under this Agreement (with the pro-ration calculated based on the relative royalty rates under this Agreement and the Other Medical School Licenses), with a minimum floor under this Agreement of {***} of Net Sales of Licensed Products and {***} of Sublicense Income.
     By way of illustration, assume a royalty of {***} under the Other Medical School Licenses of Net Sales of Licensed Products and a payment of {***} of Net Sales of Licensed Products to a third party. The reduction and offsets calculation would be as follows:
     (i) The {***} of Net Sales of Licensed Products would be reduced to {***} of Net Sales of Licensed Products (i.e., a reduction of 50% of the {***} of Net Sales of Licensed Products under Other Medical School Licenses); and
     (ii) The remaining {***} of Net Sales of Licensed Products would be offset by an amount equal to {***} of Net Sales of Licensed Products, for a net royalty to the Medical School under this Agreement of {***} of Net Sales of Licensed Products (i.e., the offset of 50% of the {***} of Net Sales of Licensed Products payable to the third party is allocated pro rata against Medical School under this Agreement, with {***} of this net offset of {***} of Net Sales of Licensed Products being allocated to the royalties under this Agreement (the {***} royalty rate under this Agreement divided by the {***} royalty rate under this Agreement plus the {***} royalty rate under the Other Medical School Licenses)).
5. Royalty Reports; Payments; Records.
     5.1. First Sale. Company shall report to Medical School the date of first commercial sale of each Licensed Product within thirty (30) days of occurrence in each country.
     5.2. Reports and Payments. Within sixty (60) days after the conclusion of each Royalty Period, Company shall deliver to Medical School a report containing the following information:

     (a) the number of Licensed Products sold to independent third parties in each country, and the number of Licensed Products used by Company in each country;
     (b) the gross sales price for each Licensed Product sold by Company and its Affiliates during the applicable Royalty Period in each country;
     (c) calculation of Net Sales for the applicable Royalty Period in each country, including a listing of applicable deductions;
     (d) total royalty payable on Net Sales in U.S. dollars, together with the exchange rates used for conversion; and
     (v) the portion of royalty-based Sublicense Income due to Medical School for the applicable Royalty Period from each Sublicensee.
All such reports shall be considered Company Confidential Information. If no royalties are due to Medical School for any Royalty Period, the report shall so state. Concurrent with this report, Company shall remit to Medical School any payment due for the applicable Royalty Period.
     5.3. Payments in U.S. Dollars. All payments due under this Agreement shall be payable in United States dollars. Conversion of foreign currency to U.S. dollars shall be made at the conversion rate existing in the United States (as reported in the Wall Street Journal) on the last working day of the calendar quarter preceding the applicable Royalty Period. Such payments shall be without deduction of exchange, collection, or other charges.
     5.4. Payments in Other Currencies. If by law, regulation, or fiscal policy of a particular country, conversion into United States dollars or transfer of funds of a convertible currency to the United States is restricted or forbidden, Company shall give Medical School prompt written notice of such restriction, which notice shall satisfy the sixty-day payment deadline described in Section 5.2. Company shall pay any amounts due Medical School through whatever lawful methods Medical School reasonably designates; provided, however, that if Medical School fails to designate such payment method within thirty (30) days after Medical School is notified of the restriction, Company may deposit such payment in local currency to the credit of Medical School in a recognized banking institution selected by Company and identified by written notice to Medical School, and such deposit shall fulfill all obligations of Company to Medical School with respect to such payment.
     5.5. Records. Company shall maintain, and shall cause its Affiliates and Sublicensees to maintain, complete and accurate records of Licensed Products that are made, used, sold, or performed under this Agreement and any amounts payable to Medical School in relation to such Licensed Products, which records shall contain sufficient information to permit Medical School to confirm the accuracy of any reports delivered to Medical School under Section 5.2. The relevant party shall retain such records relating to a given Royalty Period for at least three (3) years after the conclusion of that Royalty Period, during which time Medical School shall have the right, at its expense, to cause its internal accountants or an independent, certified public accountant to inspect such records during normal business hours for the sole purpose of verifying any reports and payments delivered under this Agreement. Such accountant shall not disclose to Medical School any information other than information relating to accuracy of reports and payments delivered under this Agreement. The parties shall reconcile any underpayment or overpayment within thirty (30) days after the accountant delivers the results of the audit. In the event that any audit performed under this Section reveals an underpayment in excess of the greater of (a) five thousand dollars ($5,000) or (b) ten percent (10%) in any Royalty Period, Company shall bear the full cost of such audit. Medical School may exercise its rights under this Section only once every year and only with reasonable prior notice to Company.
     5.6. Late Payments. Any payments by Company that are not paid on or before the date such payments are due under this Agreement shall bear interest, to the extent permitted by law, at two percentage points above the Prime Rate of interest as reported in the Wall Street Journal on the date payment is due, with interest calculated based on the number of days that payment is delinquent.
     5.7. Method of Payment. All payments under this Agreement should be made in the name of the “University of Massachusetts Medical School” and sent to the address identified below. Each payment should reference this Agreement and identify the obligation under this Agreement that the payment satisfies.
     5.8. Withholding and Similar Taxes. Royalty payments and other payments due to Medical School under this Agreement shall be reduced by reason of any withholding or similar taxes applicable to such payments to Medical School, which shall be paid by Company as required by applicable law and reported by Company to the Medical School.
6. Patents and Infringement.
     6.1. Responsibility for Medical School Patent Rights. Medical School shall have primary responsibility, at the expense of Company, for the preparation, filing, prosecution, and maintenance of all Medical School Patent Rights, using patent counsel reasonably acceptable to Company. Medical School shall consult with Company as to the preparation, filing, prosecution, and maintenance of all such Patent Rights reasonably prior to any deadline or action with the U.S. Patent & Trademark Office or any foreign patent office and shall furnish Company with copies of all relevant documents reasonably in advance of such consultation.
     6.2. Responsibility for Joint Patent Rights. Company shall have primary responsibility, at its expense, for the preparation, filing, prosecution, and maintenance of all Joint Patent Rights, using patent counsel reasonably acceptable to Medical School. Company shall consult with Medical School as to the preparation, filing, prosecution, and maintenance of all such Patent Rights reasonably prior to any deadline or action with the U.S. Patent & Trademark Office or any foreign patent office and shall furnish Medical School with copies of all relevant documents reasonably in advance of such consultation.

     6.3. Cooperation. Medical School and Company shall cooperate fully in the preparation, filing, prosecution, and maintenance of all Patent Rights. Such cooperation includes, without limitation, (a) promptly executing all papers and instruments or requiring employees of Medical School or Company to execute such papers and instruments as reasonable and appropriate so as to enable Medical School or Company to file, prosecute, and maintain such Patent Rights in any country; and (b) promptly informing the other party of matters that may affect the preparation, filing, prosecution, or maintenance of any such Patent Rights (such as becoming aware of an additional inventor who is not listed as an inventor in a patent application).
     6.4. Payment of Expenses. Within thirty (30) days after Medical School invoices Company, Company shall reimburse Medical School for all reasonable patent-related expenses incurred by Medical School pursuant to Section 6.1. Company may elect, upon sixty (60) days written notice to Medical School, to cease payment of the expenses associated with obtaining or maintaining patent protection for one or more Patent Rights in one or more countries. In such event, Company shall lose all rights under this Agreement with respect to such Patent Rights in such countries for which it has elected not to pay.
     6.5. Abandonment. In the event that a party desires to abandon any patent or patent application within the Patent Rights for which it has primary responsibility, such party shall provide the other party with reasonable prior written notice of such intended abandonment or decline of responsibility, and the other party shall have the right, at its expense, to prepare, file, prosecute, and maintain the relevant Patent Rights.
     6.6. Grant back: The Company agrees that for any patent rights, as defined in the sponsored research agreement that implements Company’s obligation to the Medical School in Section 3.1(e) that it has not licensed, the Company grants back to the Medical School, without limiting in any way its rights under this Agreement, a non-exclusive license to the Patent Rights in order that the Medical School may license the patent rights from the sponsored research to third parties. Medical School shall pay Company {***} of any revenues or other consideration received by Medical School with respect to any patent rights granted back by Company pursuant to this Section 6.6.
     6.7. Infringement.
          (a) Notification of Infringement. Each party agrees to provide written notice to the other party promptly after becoming aware of any infringement of the Patent Rights.
          (b) Company Right to Prosecute. So long as Company remains the only licensee of the Patent Rights and Biological Materials in the Field, Company shall have the right, under its own control and at its own expense, to prosecute any third party infringement of the Patent Rights in the Field or, together with licensees of the Patent Rights in other fields (if any), to defend the Patent Rights in any declaratory judgment action brought by a third party which alleges invalidity, unenforceability, or non-infringement of the Patent Rights. Prior to commencing any such action, Company shall consult with Medical School and shall consider the views of Medical School regarding the advisability of the proposed action and its effect on the public interest. Company shall not enter into any settlement, consent judgment, or other voluntary final disposition of any infringement action under this Subsection without the prior written consent of Medical School, which consent shall not be unreasonably withheld or delayed. Any recovery obtained in an action under this Subsection shall be distributed as follows: (i) each party shall be reimbursed for any expenses incurred in the action (including the amount of any royalty payments withheld from Medical School as described below), (ii) as to ordinary damages, Company shall receive an amount equal to its lost profits or a reasonable royalty on the infringing sales (whichever measure of damages the court shall have applied), less a reasonable approximation of the royalties that Company would have paid to Medical School if Company had sold the infringing products and services rather than the infringer, and (iii) as to special or punitive damages, the parties shall share equally in any award. Company may offset a total of fifty percent (50%) of any expenses incurred under this Subsection against any royalty payments due to Medical School under this Agreement, provided that in no event shall the royalty payments under Section 4.5. and 4.7., when aggregated with any other offsets and credits allowed under this Agreement, be reduced by more than fifty percent (50%) in any Royalty Period.
          (c) Medical School as Indispensable Party. Medical School shall permit any action under this Section to be brought in its name if required by law, provided that Company shall hold Medical School harmless from, and if necessary indemnify Medical School against, any costs, expenses, or liability that Medical School may incur in connection with such action.
          (d) Medical School Right to Prosecute. In the event that Company fails to initiate an infringement action within a reasonable time after it first becomes aware of the basis for such action, or to answer a declaratory judgment action within a reasonable time after such action is filed, Medical School shall have the right to prosecute such infringement or answer such declaratory judgment action, under its sole control and at its sole expense, and any recovery obtained shall be given to Medical School.
          (e) Cooperation. Each party agrees to cooperate fully in any action under this Section 6.6. which is controlled by the other party, provided that the controlling party reimburses the cooperating party promptly for any costs and expenses incurred by the cooperating party in connection with providing such assistance.

          (f) Grant Back. Company shall grant back to Medical School technology rights in UMMC 02-01 entitled “In Vivo Production of siRNAs that Mediate Gene Silencing” in order that Medical School may license to third parties certain intellectual property that Company has declined to license or failed to exercise option rights under terms of the sponsored research agreement referred to in section 3.1(5).
7. Confidential Information; Publications; Publicity.
     7.1. Confidential Information.
          (a) Designation. Confidential Information that is disclosed in writing shall be marked with a legend indicating its confidential status (such as “Confidential” or “Proprietary”). Confidential Information that is disclosed orally or visually shall be documented in a written notice prepared by the Disclosing Party and delivered to the Receiving Party within thirty (30) days of the date of disclosure; such notice shall summarize the Confidential Information disclosed to the Receiving Party and reference the time and place of disclosure.
          (b) Obligations. For a period of five (5) years after disclosure of any portion of Confidential Information, the Receiving Party shall (i) maintain such Confidential Information in strict confidence, except that the Receiving Party may disclose or permit the disclosure of any Confidential Information to its directors, officers, employees, consultants, and advisors who are obligated to maintain the confidential nature of such Confidential Information and who need to know such Confidential Information for the purposes of this Agreement; (ii) use such Confidential Information solely for the purposes of this Agreement; and (iii) allow its trustees or directors, officers, employees, consultants, and advisors to reproduce the Confidential Information only to the extent necessary for the purposes of this Agreement, with all such reproductions being considered Confidential Information.
          (c) Exceptions. The obligations of the Receiving Party under Subsection 7.1.(b) above shall not apply to the extent that the Receiving Party can demonstrate that certain Confidential Information (i) was in the public domain prior to the time of its disclosure under this Agreement; (ii) entered the public domain after the time of its disclosure under this Agreement through means other than an unauthorized disclosure resulting from an act or omission by the Receiving Party; (iii) was independently developed or discovered by the Receiving Party without use of the Confidential Information; (iv) is or was disclosed to the Receiving Party at any time, whether prior to or after the time of its disclosure under this Agreement, by a third party having no fiduciary relationship with the Disclosing Party and having no obligation of confidentiality with respect to such Confidential Information; or (v) is required to be disclosed to comply with applicable laws or regulations, or with a court or administrative order, provided that the Disclosing Party receives reasonable prior written notice of such disclosure.

          (d) Ownership and Return. The Receiving Party acknowledges that the Disclosing Party (or any third party entrusting its own information to the Disclosing Party) claims ownership of its Confidential Information in the possession of the Receiving Party. Upon the expiration or termination of this Agreement, and at the request of the Disclosing Party, the Receiving Party shall return to the Disclosing Party all originals, copies, and summaries of documents, materials, and other tangible manifestations of Confidential Information in the possession or control of the Receiving Party, except that the Receiving Party may retain one copy of the Confidential Information in the possession of its legal counsel solely for the purpose of monitoring its obligations under this Agreement.
     7.2. Publications. Medical School and its employees will be free to publicly disclose (through journals, lectures, or otherwise) the results of any research in the Field or relating to the subject matter of the Patent Rights, except as otherwise provided by written agreement between Medical School and Company (e.g., a sponsored research agreement).
     7.3. Publicity Restrictions. Company shall not use the name of Medical School or any of its trustees, officers, faculty, students, employees, or agents, or any adaptation of such names, or any terms of this Agreement in any promotional material or other public announcement or disclosure without the prior written consent of Medical School. The foregoing notwithstanding, Company shall have the right to disclose such information without the consent of Medical School in any prospectus, offering memorandum, or other document or filing required by applicable securities laws or other applicable law or regulation, provided that Company shall have given Medical School at least ten (10) days (or such prior shorter period in order to enable Company to make a timely announcement, while affording the Medical School the maximum feasible time to review the announcement) prior written notice of the proposed text for the purpose of giving Medical School the opportunity to comment on such text.
8. Term and Termination.
     8.1. Term. This Agreement shall commence on the Effective Date and shall remain in effect until (a) the expiration of all issued patents within the Patent Rights or (b) for a period of ten (10) years after the Effective Date if no such patents have issued within that ten-year period, unless earlier terminated in accordance with the provisions of this Agreement.
     8.2. Termination for Default. In the event that either party commits a material breach of its obligations under this Agreement and fails to cure that breach within sixty (60) days after receiving written notice thereof, the other party may terminate this Agreement immediately upon written notice to the party in breach.
     8.3. Force Majeure. Neither party will be responsible for delays resulting from causes beyond the reasonable control of such party, including without limitation fire, explosion, flood, war, strike, or riot, provided that the nonperforming party uses commercially reasonable efforts to avoid or remove such causes of nonperformance and continues performance under this Agreement with reasonable dispatch whenever such causes are removed.

     8.4. Effect of Termination. The following provisions shall survive the expiration or termination of this Agreement: Articles 1 and 9; Sections 3.2., 3.5., 5.2. (obligation to provide final report and payment), 5.5., 6.4., 7.1., 7.3., 8.4., and 10.9. Upon the early termination of this Agreement, Company and its Affiliates and Sublicensees may complete and sell any work-in-progress and inventory of Licensed Products that exist as of the effective date of termination, provided that (a) Company is current in payment of all amounts due Medical School under this Agreement, (b) Company pays Medical School the applicable royalty on such sales of Licensed Products in accordance with the terms and conditions of this Agreement, and (c) Company and its Affiliates and Sublicensees shall complete and sell all work-in-progress and inventory of Licensed Products within six (6) months after the effective date of termination.
9. Dispute Resolution.
     9.1. Procedures Mandatory. The parties agree that any dispute arising out of or relating to this Agreement shall be resolved solely by means of the procedures set forth in this Article, and that such procedures constitute legally binding obligations that are an essential provision of this Agreement; provided, however, that all procedures and deadlines specified in this Article may be modified by written agreement of the parties. If either party fails to observe the procedures of this Article, as modified by their written agreement, the other party may bring an action for specific performance in any court of competent jurisdiction.
     9.2. Dispute Resolution Procedures.
          (a) Negotiation. In the event of any dispute arising out of or relating to this Agreement, the affected party shall notify the other party, and the parties shall attempt in good faith to resolve the matter within ten (10) days after the date of such notice (the “Notice Date”). Any disputes not resolved by good faith discussions shall be referred to senior executives of each party, who shall meet at a mutually acceptable time and location within thirty (30) days after the Notice Date and attempt to negotiate a settlement.
          (b) Mediation. If the matter remains unresolved within sixty (60) days after the Notice Date, or if the senior executives fail to meet within thirty (30) days after the Notice Date, either party may initiate mediation upon written notice to the other party, whereupon both parties shall be obligated to engage in a mediation proceeding under the then current Center for Public Resources (“CPR”) Model Procedure for Mediation of Business Disputes, except that specific provisions of this Section shall override inconsistent provisions of the CPR Model Procedure. The mediator will be selected from the CPR Panels of Neutrals. If the parties cannot agree upon the selection of a mediator within ninety (90) days after the Notice Date, then upon the request of either party, the CPR shall appoint the mediator. The parties shall attempt to resolve the dispute through mediation until one of the following occurs: (i) the parties reach a written settlement; (ii) the mediator notifies the parties in writing that they have reached an impasse; (iii) the parties agree in writing that they have reached an impasse; or (iv) the parties have not reached a settlement within one hundred and twenty (120) days after the Notice Date.

          (c) Trial Without Jury. If the parties fail to resolve the dispute through mediation, or if neither party elects to initiate mediation, each party shall have the right to pursue any other remedies legally available to resolve the dispute, provided, however, that the parties expressly waive any right to a jury trial in any legal proceeding under this Section.
     9.3. Preservation of Rights Pending Resolution.
          (a) Performance to Continue. Each party shall continue to perform its obligations under this Agreement pending final resolution of any dispute arising out or relating to this Agreement; provided, however, that a party may suspend performance of its obligations during any period in which the other party fails or refuses to perform its obligations.
          (b) Provisional Remedies. Although the procedures specified in this Article are the sole and exclusive procedures for the resolution of disputes arising out of relating to this Agreement, either party may seek a preliminary injunction or other provisional equitable relief if, in its reasonable judgment, such action is necessary to avoid irreparable harm to itself or to preserve its rights under this Agreement.
(a)	Statute of Limitations. The parties agree that all applicable statutes of limitation and time-based defenses (such as estoppel and laches) shall be tolled while the procedures set forth in Subsections 9.2.(a) and 9.2(b) are pending. The parties shall take any actions necessary to effectuate this result.
     10. Miscellaneous.
     10.1. Representations and Warranties. Medical School represents and warrants that its employees have assigned to Medical School their entire right, title, and interest in the Patent Rights, that it has authority to grant the rights and licenses set forth in this Agreement, and that, to its best knowledge, Medical School does not hold any other intellectual property rights that would be infringed by the exploitation of the Patent Rights. MEDICAL SCHOOL MAKES NO OTHER WARRANTIES CONCERNING THE PATENT RIGHTS, RELATED TECHNOLOGY, AND BIOLOGICAL MATERIALS, INCLUDING WITHOUT LIMITATION ANY EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. Specifically, Medical School makes no warranty or representation (a) regarding the validity or scope of the Patent Rights, (b) that the exploitation the Patent Rights or any Licensed Product will not infringe any patents or other intellectual property rights of a third party, and (c) that any third party is not currently infringing or will not infringe the Patent Rights.
     10.2. Compliance with Law and Policies. Company agrees to comply with applicable law and the policies of Medical School in the area of technology transfer and shall promptly notify Medical School of any violation that Company knows or has reason to believe has occurred or is likely to occur. The Medical School policies currently in effect at 365 Plantation Street, Ste. 130, Worcester MA, 01605 campus are available online at www.umassmed.edu/research/policies.
     10.3. Tax-Exempt Status. Company acknowledges that Medical School, as a public institution of the Commonwealth of Massachusetts, holds the status of an exempt organization under the United States Internal Revenue Code. Company also acknowledges that certain facilities in which the licensed inventions were developed may have been financed through offerings of tax-exempt bonds. If the Internal Revenue Service determines, or if counsel to Medical School reasonably determines, that any term of this Agreement jeopardizes the tax-exempt status of Medical School or the bonds used to finance Medical School facilities, the relevant term shall be deemed an invalid provision and modified in accordance with Section 10.11.
     10.4. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall be deemed to be one and the same instrument.
     10.5. Headings. All headings are for convenience only and shall not affect the meaning of any provision of this Agreement.
     10.6. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns.
     10.7. Assignment. This Agreement may not be assigned by either party without the prior written consent of the other party, except that Company may assign this Agreement to an Affiliate or to a successor in connection with the merger, consolidation, or sale of all or substantially all of its assets or that portion of its business to which this Agreement relates.
     10.8. Amendment and Waiver. This Agreement may be amended, supplemented, or otherwise modified only by means of a written instrument signed by both parties. Any waiver of any rights or failure to act in a specific instance shall relate only to such instance and shall not be construed as an agreement to waive any rights or fail to act in any other instance, whether or not similar.
     10.9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts irrespective of any conflicts of law principles.
     10.10. Notice. Any notices required or permitted under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be sent by hand, recognized national overnight courier, confirmed facsimile transmission, confirmed electronic mail, or registered or certified mail, postage prepaid, return receipt requested, to the following addresses or facsimile numbers of the parties:

If to Medical School:
Office of Technology Management
University of Massachusetts Medical School
365 Plantation Street, Suite 130
Worcester, MA 01605
Attention:      Joseph F.X. McGuirl
                      Executive Director
Tel: (508) 856-1626
Fax: (508) 856-1482
If to Company:
CytRx Corporation
11726 San Vicente Blvd., Suite 650
Los Angeles, CA 90049
Attention:     Steven A. Kriegsman
                     Chief Executive Officer
Tel: (310) 826-5449
Fax: (310) 826-5529
All notices under this Agreement shall be deemed effective upon receipt. A party may change its contact information immediately upon written notice to the other party in the manner provided in this Section.
     10.11. Severability. In the event that any provision of this Agreement shall be held invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect any other provision of this Agreement, and the parties shall negotiate in good faith to modify the Agreement to preserve (to the extent possible) their original intent. If the parties fail to reach a modified agreement within sixty (60) days after the relevant provision is held invalid or unenforceable, then the dispute shall be resolved in accordance with the procedures set forth in Article 9. While the dispute is pending resolution, this Agreement shall be construed as if such provision were deleted by agreement of the parties.
     10.12. Entire Agreement. Except for the Common Stock Purchase Agreement, this Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements or understandings between the parties relating to its subject matter.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

UNIVERSITY OF MASSACHUSETTS MEDICAL SCHOOL		CYTRX CORPORATION

By:	/s/ Joseph F.X. McGuirl	By:	/s/ Steven A. Kriegsman

	Joseph F.X. McGuirl		Steven A. Kriegsman
	Executive Director, Office of		Chief Executive Officer
Technology Management

EXHIBIT A
List of Patent Rights

UMMC 02-01:	“In Vivo Production of Small Interfering RNAs”

Inventors:	Phillip Zamore, Craig Mello, Gyorgy Hutvagner, Juanita McLachlan, and Alla Grishock
Provisional Patent Application filed on July 12, 2001 #60/305,185 entitled “In Vivo Production of Small Interfering RNAs that Mediate Gene Silencing”
U.S. Patent Application filed on July 12, 2002 #10/195,034
WIPO/PCT filing on July 12, 2002

CONFIDENTIAL
[Letter amendment]
Reference is made to the Exclusive License Agreement between the University of Massachusetts Medical School and CytRx Corporation dated April 15, 2003, for the University’s invention disclosure UMMC 02-01 (the “License Agreement”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the License Agreement.
Because at least one inventor of the invention covered by the Patent Rights is an investigator of the Howard Hughes Medical Institute (“HHMI”), the parties which to amend the License Agreement to add the following terms for the benefit of HHMI.
1.	Notwithstanding anything to the contrary in the License Agreement, HHMI retains a paid-up, non-exclusive irrevocable license to use any invention(s) claimed in the Patent Rights, Biological materials and Related Technology for its non-commercial research purposes, but with no right to assign or sublicense.
2.	Company agrees that Section 2.1(c) of the Licensed Agreement shall not apply to any improvements conceived or reduced to practice in the laboratory of Dr. Craig Mello, except to the extent such improvements are within the definition of Patent Rights.
3.	Payments made by Company pursuant to Section 3.1(e) of the License Agreement shall not be used to fund research conducted in the laboratory of Dr. Craig Mello.
4.	HHMI and its trustees, officers, employees, and agents (collectively, “HHMI Indemnitees”), will be indemnified, defended by counsel acceptable to HHMI, and held harmless by Company from and against any claim, liability, cost, expense, damage, deficiency, loss, or obligation, of any kind or nature (including, without limitation, reasonable attorneys’ fees and other costs and expenses of defense) (collectively, “Claims”), based upon, arising out of, or otherwise relating to the License Agreement, including without limitation any cause of action relating to product liability. The previous sentence will not apply to any Claim that is determined with finality by a court o competent jurisdiction to result solely from the gross negligence or willful misconduct of an HHMI Indemnitee. Company agrees not to settle any Claim against an HHMI Indemnitee without HHMI’s written consent, where (a) such settlement would include any admission of liability on the part of any HHMI Indemnitee, (b) such settlement would impose any restriction on any HHMI Indemnitee’s conduct of any of its activities, or (c) such settlement would not include an unconditional release of all HHMI Indemnitees from all liability for claims that are the subject matter of the settled Claim. An HHMI Indemnitee shall provide Licensee with prompt notice of any claim for which indemnification may be sought pursuant hereto. Notice shall be given reasonably promptly following actual receipt of written notice thereof by an officer or attorney of HHMI. Notwithstanding the foregoing, the delay or failure of any HHMI Indemnitee to give reasonably prompt notice to Licensee of any such claim shall not affect the rights of such HHMI Indemnitee unless, and then only to the extent that, such delay or failure is prejudicial to or otherwise adversely affects Licensee. This provision shall survive termination hereof and of the License Agreement.

5.	Company acknowledges that under HHMI policy, Company may use the name of any HHMI employee (including Dr. Craig Mello) and, in doing so, may cite the relationship of the employee with HHMI, including in any business plan, press release, advertisement, prospectus or other offering document of the Company or its affiliates, so long as such usage (1) is limited to reporting factual events or occurrences only, and (2) is made in a manner that could not reasonably constitute a specific endorsement by HHMI or its employees of Company or its affiliates or of any program, product or service of Company or its affiliates. However, Company shall not use the name of HHMI or any HHMI employees in any press release, or quote any HHMI employee in any company materials (including advertisements) or otherwise use the name of HHMI or any HHMI employee in a manner not specifically permitted by the preceding sentence, unless, in each case, Company obtains in advance the written consent of HHMI and, in the case of use of the HHMI employee’s name, except to the extent such HHMI employee has agreed otherwise in a separate agreement with the Company (for example, the Scientific Advisory Board Agreement between Dr. Craig Mello, the Company and one of its subsidiaries), the written consent of the HHMI employee as well. Notwithstanding the foregoing, if, in the opinion of the Company’s counsel, Company is required by applicable law to use the HHMI employee’s name or HHMI’s name in a press release or governmental filing and, under the circumstances, Company is not reasonably able to obtain the advance written consent of HHMI or the HHMI employee, as applicable to such use, then Company may proceed without obtaining the advance consent of HHMI or the HHMI employee, as applicable.
6.	HHMI is not a party to the License Agreement and has no liability to any licensee, sublicensee, or use of any technology covered by the License Agreement, but HHMI is an intended third-party beneficiary of the License Agreement and certain of its provisions, in particular sections 2.3 and 3.2(c), and paragraphs 1 through 5 hereof, are for the benefit of HHMI and are enforceable by HHMI in its own name.
This letter constitutes an amendment to the License Agreement and is effective as of April 15, 2003. Except as set forth above, all other provisions of the License Agreement, as previously amended, remain in effect as stated in the License Agreement.
If the foregoing is acceptable, please have this document signed in duplicate and return both copies to me. I will return a fully endorsed duplicate original to you for your files. If you have any questions or concerns, please call me at 508-856-1626.
Sincerely,
/s/ Hemi Chopra, Ph.D.
Hemi Chopra, Ph.D.

     The parties agree to the terms and conditions set forth above.

University of Massachusetts Medical School	CytRx Corporation

/s/ Chester A. Bisbee, Ph.D., J.D.	/s/ Steven A. Kriegsman

Typed Name: Chester A. Bisbee, Ph.D., J.D.	Typed Name: Steven A. Kriegsman
Title: Acting Director, OTM	Title: CEO
Date: 3/18/04	Date: March 4, 2004

AMENDMENT TO EXCLUSIVE LICENSE AGREEMENT
     This Amendment, effective September 10, 2004 (the “Amendment Date”), is made between the University of Massachusetts Medical School (“Medical School”), a public institution of higher education of the Commonwealth of Massachusetts as represented by its Worcester campus, and CytRx Corporation (“CytRx”), a Delaware corporation having an address at 11726 San Vicente Blvd., Suite 650, Los Angeles, CA 90049, and amends that certain Exclusive License Agreement dated April 15, 2003 between Medical School and CytRx (the “License”) pertaining to Medical School’s invention disclosure number UMMC 02-01 entitled In Vivo Production of Small Interfering RNAs. Capitalized terms used but not defined herein shall have the meanings set forth in the License.
     Whereas, Medical School and CytRx are each party to the License; and
     Whereas, CytRx desires to obtain Patent Rights in Israel as part of the License.
     Therefore, in consideration of the premises and terms of this agreement, the adequacy of which is acknowledged by both parties, Medical School and CytRx agree as follows:
     1. Exhibit A of the License is hereby replaced in its entirety with Exhibit A attached hereto.
     2. All other terms of the License remain unchanged and in full force and effect.
The parties have duly executed this Amendment as of the Amendment Date.

UNIVERSITY OF MASSACHUSETTS	CYTRX CORPORATION

By: /s/ Chester A. Bisbee, Ph.D., J.D.	By: /s/ Steven Kriegsman

Name: Chester A. Bisbee, Ph.D., J.D.	Name: Steven Kriegsman
Title: Acting Executive Director	Title: President & CEO
Date: November 2, 2004	Date: 9/10/04

EXHIBIT A
List of Patent Rights

UMMC 02-01:	“In Vivo Production of Small Interfering RNAs”

Inventors:	Phillip Zamore, Craig Mello, Gyorgy Hutvagner, Juanita McLaclan and Alla Grishok
Provisional Application serial number 60/305,185, filed July 12, 2001, entitled “In Vivo Production of Small Interfering RNAs that Mediate Gene Silencing”
U.S. Application serial number 10/195,034, filed July 12, 2002
International Application serial number PCT/US02/22010, filed July 12, 2002
Israeli Application serial number 159756, filed July 12, 2002